Exhibit (a)(9)

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For:	Loehmann's Holdings Inc.
Contact:	Robert Glass Chief Operating Officer (718) 409-2000
Investor Relations:	Allison Malkin Integrated Corporate Relations (203) 222-9013

LOEHMANN'S COMPLETES MERGER WITH DAH MERGER CORPORATION
FOLLOWING APPROVAL BY LOEHMANN'S STOCKHOLDERS

        BRONX, NEW YORK, October 13, 2004.    Loehmann's Holdings Inc. (NASDAQ:LHMS) announced that Loehmann's stockholders approved and adopted the merger agreement by and among Loehmann's, Designer Apparel Holding Company and DAH Merger Corporation, as amended, and the related merger. Following the favorable vote at today's special meeting of Loehmann's stockholders, the merger was completed. As a result of the merger, Loehmann's will be privately held and Loehmann's common stock will no longer be listed on The Nasdaq National Market. Under the terms of the merger agreement, all Loehmann's stockholders, other than those who properly perfect their appraisal rights with respect to their Loehmann's shares, will be entitled to receive $23.00 in cash for each share of Loehmann's common stock they owned as of the closing of the merger. Loehmann's stockholders will shortly receive a letter of transmittal for use in submitting their share certificates in return for the merger consideration.

About Loehmann's

        Loehmann's is a leading specialty retailer of well-known designer and brand name women's and men's fashion apparel, accessories and shoes at prices that are typically 30% to 65% below department store prices. Loehmann's currently operates 48 stores in major metropolitan markets located in 17 states.